P.E. 2/1/02

02017027

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECEIVED FEB 22 2002 365 SECTION WASH. D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Cresud S.A.C.I.F. and A
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Av. Del Libertador 498, 16th Floor, (1001)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _T_

CRESUD S.A.C.I.F. and A
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of the following letters filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores (i) letter dated February 8, 2002 that contains the Agenda for the Shareholders Meeting to be held on March 8th, 2002; (ii) letter dated February 12, 2002 related to the Quarterly Financial Statements for the period ended December 31, 2001; and (iii) letter dated February 13, 2002 with respect to the implementation of management encouragement program by means of its participation in capital stock.

In addition, attached is a copy of the press release related to the results of the December 31, 2001 Quarterly Financial Statements filed with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on February 11, 2002.

1. By letter dated February 8, 2002, the Company reported that the Board of Directors decided to call for an Ordinary and Extraordinary Shareholders Meeting to be held on March 8, 2002 at 3.30 pm at the Company's offices and that the Agenda will be as follows:

   1°) Authorization of the issue of Corporate Bonds Convertible into Common Shares of the Company ("ONC") for a nominal value not exceeding $200,000,000 (two hundred million pesos), for a term of 10 (ten) years, with a fixed annual interest rate between 6% and 12% payable every due semester, and whose conversion period may be carried out at any time up to 30 days before the expiry of the ONC, entitled to receive dividends as of the date the conversion right is exercised, including increase of capital stock and issue of new shares, with or without issue premium, to the extent and as a result of exercising the right to convert, in compliance with the provisions contained in section 17 and related legislation of Law 23,576 and applicable modifications ("Corporate Bonds Act"),

   2°) Approval of a subscription option of ONC holders to take up common shares of the company at a rate of 1 (one) share per $1 (one peso) of nominal value of the ONC, paying in cash $1(one peso) as the subscription price, for a period of 15 (fifteen) days after the expiry of the conversion term, including the applicable capital increase.

   3°) Elimination of preemptive rights or stock accrual rights, or reduction of the term within with such preemptive right is to be exercised, pursuant to the provisions included in section 12 of the Corporate Bonds Act and other applicable legislation, delegating in the Board of Directors the power to negotiate and execute the required underwriting agreement in accordance to the parameters established at the Meeting.

2. By letter dated February 13, 2002, the Company reported that the Board of Directors decided to implement the management encouragement program by means of its participation in capital stock in compliance with the issues approved at the Shareholders Meeting, and approved the execution of certain trust agreement. Said agreement grants certain executives of the Company an option to acquire 3,037,437 ordinary shares, face value U$S1 each. It was further reported that the above mentioned executives of the Company are: Alejandro Gustavo Elsztain, Alejandro Cassaretto, Alejandro Bartolomé, Carlos Blousson, José Luis Rinaldini and David Perednik, and that the exercise period ends on January 15, 2005.

3. By letter dated February 12, 2002, the Company handed in the following documents:
   - Quarterly Financial Statements for the period ended March 31st 2001
   - Supervisory Committee Report
   - Auditor's Report
   - Complementary information
   - Copy of the Board Resolution Minute approving the above mentioned documents
   - Copy of the Supervisory Committee approving the above mentioned documents
   - Financial Statements Art. 33 Ley de Sociedades Comerciales 19.550

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud S.A.C.I.F.y A.

By: ____________________
Name:
Title:

Dated: February 19, 2002